UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 333-217231

BEARING LITHIUM CORP.

(Translation of registrant's name into English)

1400-1111 W Georgia St.

Vancouver, BC

Canada V6E 4G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 19, 2017 Bearing Lithium Corp. issued the news release filed herewith as exhibit 99.1.

Exhibit No.
99.1	News Release Dated December 19, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEARING LITHIUM CORP.

/s/ Jeremy Poirier
Jeremy Poirier
President, Chief Executive Officer, Director

December 19, 2017

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